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Terminix Segment Overview

Terminix is the leading provider of termite and pest control services in the United States, with a market share of 20%, as measured by customer-level revenue. In addition, Terminix is the most recognized brand in the industry with approximately 1.5x the unaided brand awareness of our next-largest competitor, based on a study by Decision Analyst, Inc. periodically commissioned by us as part of our ongoing marketing efforts. Terminix specializes in protection against termite damage, rodents, insects and other pests, including cockroaches, spiders, wood-destroying ants, ticks, fleas and bed bugs. Our services include termite remediation, annual termite inspection and prevention treatments with damage claim guarantees, and periodic pest control services. Our recent new product introductions include mosquito control, crawlspace encapsulation and wildlife exclusion.

For the year ended December 31, 2013, 56% of our Terminix revenue was generated from pest control services and 39% was generated from termite control services, with the remaining 5% from distribution of pest control products. For the same period, approximately 75% of our Terminix revenue was generated from services provided to residential customers, with approximately 20% generated from commercial customers. A significant portion of our Terminix revenue base is recurring, with 72% of 2013 revenue derived from services delivered through annual contracts. Additionally, in 2013, retention rates for termite and pest control customers with annual contracts were 85% and 79%, respectively.

We believe that the strength of the Terminix brand, along with our history of providing a high level of consistent service, allows us to enjoy a competitive advantage in attracting, retaining and growing our customer base. We believe our investments in systems and processes, such as routing and scheduling optimization, robust reporting capabilities and mobile customer management solutions, enable us to deliver a higher level of customer service when compared to smaller regional and local competitors.

Our focus on attracting and retaining customers begins with our associates in the field, who interact with our customers every day. Our associates bring a strong level of passion and commitment to the Terminix brand, as evidenced by the 15-year and 7-year average tenure of our branch managers and technicians, respectively. Our field organization is supported by dedicated customer service and call center personnel. Our culture of continuous improvement drives an intense focus on the quality of the services delivered, which we believe produces high levels of customer satisfaction and, ultimately, customer retention and referrals.

The Terminix national branch structure includes approximately 285 company-owned and 100 franchised locations, which serve approximately 2.8 million residential customers in 47 states and the District of Columbia. In 2013, substantially all of Terminix revenue was generated in the United States, with less than 1% derived from international markets through subsidiaries, a joint venture and licensing arrangements. Franchise fees from Terminix franchisees represented less than 1% of Terminix revenue in 2013.

For the year ended December 31, 2013 and the three months ended March 31, 2014, Terminix recorded revenue of $1,309 million and $320 million and Adjusted EBITDA of $266 million and $78 million, respectively. We estimate that customer-level revenue for this segment was approximately $1,500 million for the year ended December 31, 2013.

Terminix Competitive Strengths

• #1 market position and #1 recognized brand in U.S. termite and pest control services

• Track record of high customer retention rates

• Passionate and committed associates focused on delivering superior customer service

• Expansive scale and deep market presence across a national footprint

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business model, and we believe that each employee is an extension of ServiceMaster's reputation. We employ rigorous hiring and training practices and continuously analyze our operating metrics to identify potential improvements in service and productivity. Technicians in our Terminix branches exhibit low levels of turnover, with an average tenure of seven years, creating continuity in customer relationships and ensuring the development of best practices based on on-the-ground experience. We also provide our field personnel with access to sophisticated data management and mobility tools which enable them to drive efficiencies, improve customer service and ultimately grow our customer base and profitability.

Resilient Financial Model with Track Record of Consistent Performance.
- *Solid revenue and Adjusted EBITDA growth through business cycles.* Our consolidated revenue and Adjusted EBITDA compound annual growth rates from 2009 through 2013 were 4% and 6%, respectively. We believe that our strong performance through the recent economic and housing downturns is attributable to the essential nature of our services, our strong value proposition and our management's focus on driving results.

- *Solid margins with attractive operating leverage and productivity improvement initiatives.* Our business model enjoys inherent operating leverage stemming from route density and fixed investments in infrastructure and technology, among other factors. We have demonstrated our ability to expand our margins through a variety of initiatives, including metric-driven continuous improvement in our customer call centers, application of consistent process guidelines at the branch level, leveraging size and scale to improve the sourcing of labor and materials, and driving productivity in centralized services. We have also deployed mobility solutions and routing and scheduling systems across many of our businesses in order to enhance overall efficiency and reduce operating costs.

Capital-Light Business Model. Our business model is characterized by strong Adjusted EBITDA margins, negative working capital and limited capital expenditure requirements. In 2013, 2012 and 2011, our net cash provided from operating activities from continuing operations was $208 million, $104 million and $74 million, respectively, and our property additions were $39 million, $44 million and $52 million, respectively. Pre-Tax Unlevered Free Cash Flow was $426 million, $364 million and $292 million in 2013, 2012 and 2011, respectively. We intend to utilize a meaningful portion of our future cash flow to repay debt. For a reconciliation of Pre-Tax Unlevered Free Cash Flow to net cash provided from operating activities from continuing operations, which we consider to be the most directly comparable GAAP financial measure, see "—Selected Historical Financial Data."

Experienced Management Team. We have assembled a management team of highly experienced leaders with significant industry expertise. Our senior leaders have track records of producing profitable growth in a wide variety of industries and economic conditions. We also believe that we have a deep bench of talent across each of our business units, including long-tenured individuals with significant expertise and knowledge of the businesses they operate. Our management team is highly focused on execution and driving growth and profitability across our company. Our compensation structure, including incentive compensation, is tied to key performance metrics and is designed to incentivize senior management to seek the long-term success of our business.

Our Strategy

Grow Our Customer Base. We are focused on the growth of our businesses through the introduction and delivery of high-value services to new and existing customers. We drive growth in recurring and new sales via three primary channels:

- Direct-to-consumer through our company-owned branches;

- Indirectly through partnerships with high-quality contractors in our home warranty business; and

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USE OF PROCEEDS

Based upon an assumed initial public offering price of $19.50 per share, we estimate that we will receive net proceeds from this offering of approximately $[●] million (or approximately $[●] million if the underwriters exercise in full their option to purchase additional shares), after deducting estimated underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us of $ million.

We intend to use the net proceeds of this offering to:

• redeem $210.0 million in principal amount of the 8% 2020 Notes (representing 35% of the outstanding principal amount thereof) at 108% of the principal amount thereof, plus accrued and unpaid interest estimated to be approximately $[●] million;

• redeem $262.5 million in principal amount of the 7% 2020 Notes (representing 35% of the outstanding principal amount thereof) at 107% of the principal amount thereof, plus accrued and unpaid interest estimated to be approximately $[●] million; and

• pay certain of the Equity Sponsors aggregate fees of $21 million in connection with the termination of our consulting agreements with each of them upon the consummation of this offering. See "Certain Relationships and Related Party Transactions—Consulting Agreements."

The 8% 2020 Notes mature on February 15, 2020 and bear annual interest at a rate of 8.00%. The 7% 2020 Notes mature on August 15, 2020 and bear annual interest at a rate of 7.00%.

We intend to use any remaining net proceeds from this offering to repay other outstanding indebtedness. See "Concurrent Refinancing."

A $1.00 increase or decrease in the assumed initial public offering price of $19.50 per share would increase or decrease the net proceeds to us from this offering by $[●] assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commission and estimated offering expenses payable by us. An increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease the net proceeds to us by $[●] million, assuming no change in the assumed initial public offering price of $19.50 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

CONCURRENT REFINANCING

We anticipate entering into the New Credit Facilities substantially contemporaneously with the consummation of this offering. We intend to use anticipated borrowings in an amount of $[●] billion under the New Credit Facilities, together with $[●] million of available cash (including any net proceeds of this offering remaining after giving effect to the application of the net proceeds described under "Use of Proceeds") to repay $[●] billion outstanding under the Existing Term Facilities in connection with the anticipated termination thereof. This offering is not contingent upon our entering into the New Credit Facilities, and there can be no assurance that we will enter into the New Credit Facilities and terminate the Existing Term Facilities at the time of consummation of this offering, or at all. See "Description of Certain Indebtedness—New Credit Facilities."

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CAPITALIZATION

The following table sets forth our cash and cash equivalents and our consolidated capitalization as of March 31, 2014 on:

- an actual basis;

- an as adjusted basis, after giving effect to our sale of 35,000,000 shares of common stock in this offering at an assumed initial public offering price of $19.50 per share, and the application of the net proceeds therefrom as described in "Use of Proceeds"; and

- an adjusted basis, after giving further effect to the Concurrent Refinancing.

You should read the following table in conjunction with the sections entitled "Use of Proceeds," "Concurrent Refinancing," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related notes appearing in this prospectus.

		As of March 31, 2014	
(In millions)	Actual	As Adjusted for the Offering(1)	As Adjusted for the Offering and the Concurrent Refinancing
Cash and cash equivalents(2)	$ 432	$	$
Long-term debt:			
Existing Term Loan Facilities(3)	$2,193	$ 2,193	—(6)
Existing Revolving Credit Facility(4)	—	—	—(6)
8% 2020 Notes(5)	600	390	390
7% 2020 Notes	750	487	487
New Term Facilities(6)	—	—	[●]
New Revolving Facility(6)	—	—	—
Continuing Notes(7)	357	357	357
Vehicle capital leases(8)	32	32	32
Other long-term debt(9)	42	42	42
Less current portion	(41)	(41)	(41)
Total long-term debt	$3,933	$	$
Total shareholders' equity	(369)		
Total capitalization	$3,564	$	$

(1) Each $1.00 increase or decrease in the assumed initial public offering price of $19.50 per share would increase or decrease, as applicable, our long-term debt, additional paid-in capital and stockholders' equity by $[●] million, assuming that the number of shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

The foregoing table does not (a) reflect stock options or restricted stock units outstanding under our stock incentive plans or stock options or restricted stock units to be granted after this offering; or (b) give effect to the issuance on April 1, 2014 of 10,000 restricted shares. As of April 1, 2014, there were 6,063,521 stock options outstanding with an average exercise price of $12.03 per share and 599,263 restricted stock units outstanding.

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(2) Our cash and cash equivalents and short- and long-term marketable securities totaled $545 million as of March 31, 2014. As of March 31, 2014, the total net assets subject to third-party restrictions was $184 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Limitations on Distributions and Dividends by Subsidiaries" for our discussion of restricted net assets.

(3) Includes $988 million of Tranche B loans and $1,205 million of Tranche C loans. Excludes $9 million in unamortized original issue discount paid as part of the 2013 Term Loan Facility Amendment, as defined below.

(4) As of March 31, 2014, we had available borrowing capacity under the Existing Revolving Credit Facility of $242 million.

(5) Excludes $2 million in unamortized premium received on the sale of $100 million aggregate principal amount of such notes.

(6) Reflects anticipated borrowings in an amount of $[●] billion under the New Credit Facilities, and the use of the proceeds thereof, together with $[●] million of available cash, to repay borrowings under the Existing Term Facilities in connection with the anticipated termination thereof. We intend to enter into the New Credit Facilities substantially contemporaneously with the consummation of this offering. This offering is not contingent upon our entering into the New Credit Facilities, and there can be no assurance that we will enter into the New Credit Facilities and terminate the Existing Term Facilities at the time of consummation of this offering, or at all.

(7) Excludes $63 million in discounts related to the application of purchase accounting in the 2007 Merger. See "Description of Certain Indebtedness" for the definition of Continuing Notes.

(8) SvM has entered into a fleet management services agreement, or the "Fleet Agreement," which, among other things, allows SvM to obtain fleet vehicles through a leasing program. All leases under the Fleet Agreement are capital leases for accounting purposes. The lease rental payments include an interest component calculated using a variable rate based on one-month LIBOR plus other contractual adjustments and a borrowing margin totaling 2.45%.

(9) Our other long-term debt includes (i) capital leases and (ii) certain other indebtedness.

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SELECTED HISTORICAL FINANCIAL DATA

The following tables set forth selected historical financial data as of the dates and for the periods indicated. The selected historical consolidated financial data as of March 31, 2014 and for the three months ended March 31, 2014 and March 31, 2013 have been derived from our unaudited condensed consolidated financial statements included in this prospectus. The selected historical financial data as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013 have been derived from our audited consolidated financial statements and related notes included in this prospectus. The selected historical financial data as of December 31, 2011, 2010 and 2009 and for the years ended December 31, 2010 and 2009 have been derived from our consolidated financial statements and related notes not included in this prospectus. The selected historical financial data are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related notes included in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,				
(In millions, except per share data)	2014	2013	2013	2012	2011	2010	2009
Operating Results:							
Revenue	$ 533	$ 514	$2,293	$2,214	$2,105	$2,031	$1,929
Cost of services rendered and products sold	288	270	1,220	1,196	1,125	1,095	1,032
Selling and administrative expenses	151	158	691	678	648	643	599
Goodwill and trade name impairment(1)	—	—	—	—	—	—	5
Impairment of software and other related costs(2)	48	—	—	—	—	—	—
Interest expense	61	60	247	245	266	280	293
(Loss) Income from Continuing Operations(1)(2)(3)	(18)	6	42	(18)	(7)	(47)	(26)
Cash dividends per share	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Weighted average shares outstanding:							
Basic	92	92	92	92	92	92	92
Diluted	92	93	92	92	92	92	92
Basic and Diluted (Loss) Earnings Per Share—Continuing Operations	$(0.20)	$0.07	$ 0.46	$(0.20)	$(0.08)	$(0.51)	$(0.28)
Financial Position (as of period end):							
Total assets	$5,197		$5,905	$6,415	$7,156	$7,106	$7,151
Total long-term debt	3,904		3,906	3,924	3,859	3,877	3,893
Total shareholders' (deficit) equity(1)(2)(3)	(369)		23	535	1,234	1,246	1,240
Cash Flow Data:							
Net cash provided from operating activities from continuing operations	$ 21	$ 20	$ 208	$ 104	$ 74	$ 38	$ 2
Net cash used for investing activities from continuing operations	(17)	(16)	(70)	(85)	(80)	(73)	(38)
Net cash used for financing activities from continuing operations	(43)	(29)	(78)	(14)	(110)	(45)	(256)

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	Three Months Ended March 31,		Year Ended December 31,				
(In millions, except per share data)	2014	2013	2013	2012	2011	2010	2009
Other Financial Data:							
Adjusted EBITDA(4)	$ 115	$ 103	$ 450	$ 413	$ 397	$ 354	$ 351
Adjusted EBITDA Margin(5)	21.5%	20.0%	19.6%	18.7%	18.9%	17.4%	18.2%
Pre-Tax Unlevered Free Cash Flow Conversion(6)			95%	88%	74%	78%	84%

(1) In 2009, we recorded a pre-tax non-cash impairment charge of $5 million to reduce the carrying value of trade names as a result of our annual impairment testing of goodwill and indefinite-lived intangible assets. There were no similar impairment charges included in continuing operations in 2010 through 2013.

(2) Represents the impairment of software and other related costs described in Note 1 to our unaudited condensed consolidated financial statements included in this prospectus.

(3) The three months ended March 31, 2014 and 2013 results include restructuring charges of $5 million and $3 million, respectively, as described in Note 3 to our unaudited condensed consolidated financial statements included in this prospectus. The 2013, 2012 and 2011 results include restructuring charges of $6 million, $15 million and $7 million, respectively, as described in Note 8 to our audited consolidated financial statements included in this prospectus.

The 2010 and 2009 results include restructuring charges of $5 million and $18 million, respectively. For 2010 and 2009, these charges included lease termination and severance costs related to a branch optimization project at Terminix; reserve adjustments, severance, employee retention, consulting and other costs associated with previous restructuring initiatives; severance, employee retention, legal fees and other costs associated with the 2007 Merger; and, for 2009, transition fees, employee retention and severance costs and consulting and other costs related to the information technology outsourcing initiative.

The 2012 results include a $55 million ($35 million, net of tax) loss on extinguishment of debt related to the redemption of the remaining $996 million aggregate principal amount of the 2015 Notes and repayment of $276 million of outstanding borrowings under the Term Facilities.

The 2009 results include a $52 million ($34 million, net of tax) gain on extinguishment of debt related to the completion of open market purchases of $100 million in face value of the 2015 Notes.

(4) For our definition of Adjusted EBITDA, see "Prospectus Summary—Summary Historical Consolidated Financial and Other Operating Data."

The following table reconciles Adjusted EBITDA to Net (Loss) Income for the periods presented, which we consider to be the most directly comparable GAAP financial measure to Adjusted

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EBITDA. For information on certain of the adjustments set forth in the table, see "Prospectus Summary—Summary Historical Consolidated Financial and Other Operating Data."

(In millions)	Three Months Ended March 31,		Year Ended December 31,				
	2014	2013	2013	2012	2011	2010	2009
Adjusted EBITDA:							
Terminix	$ 78	$ 75	$ 266	$ 266	$ 249	$ 223	$ 212
American Home Shield.	23	21	145	117	107	90	92
Franchise Services Group	18	17	78	70	75	76	70
Other Operations and Headquarters . . .	(4)	(10)	(39)	(40)	(34)	(35)	(23)
Total Adjusted EBITDA.	$ 115	$103	$ 450	$ 413	$ 397	$ 354	$ 351
Depreciation and amortization expense . . .	(25)	(25)	(99)	(100)	(121)	(130)	(127)
Non-cash goodwill and trade name impairment	—	—	—	—	—	—	(5)
Non-cash impairment of software and other related costs	(48)	—	—	—	—	—	—
Residual value guarantee charge	—	—	—	—	—	(1)	(1)
Non-cash impairment of property and equipment	—	—	—	(9)	—	—	—
Non-cash stock-based compensation expense	(1)	(1)	(4)	(7)	(8)	(9)	(8)
Restructuring charges.	(5)	(3)	(6)	(15)	(7)	(5)	(18)
Management and consulting fees	(2)	(2)	(7)	(7)	(8)	(8)	(8)
Loss (income) from discontinued operations, net of income taxes	(95)	(29)	(549)	(696)	53	37	47
Benefit (provision) for income taxes	9	(6)	(43)	8	6	32	30
Loss on extinguishment of debt	—	—	—	(55)	—	—	52
Interest expense	(61)	(60)	(247)	(245)	(266)	(280)	(293)
Other	—	—	(2)	(1)	—	—	2
Net (Loss) Income	$(113)	$(23)	$(507)	$(714)	$ 46	$ (10)	$ 22

(5) Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue.

(6) Pre-Tax Unlevered Free Cash Flow is not a measurement of our financial performance or liquidity under GAAP and does not purport to be an alternative to net cash provided from operating activities from continuing operations or any other performance or liquidity measures derived in accordance with GAAP.

Management believes Pre-Tax Unlevered Free Cash Flow is useful as a supplemental measure of our liquidity. Management uses Pre-Tax Unlevered Free Cash Flow and Pre-Tax Unlevered Free Cash Flow Conversion to facilitate company-to-company cash flow comparisons by backing out potential differences caused by variations in capital structures (affecting interest payments and payments made or received in connection with debt issuances and debt retirements), as well as payments for taxation, restructuring, and management and consulting fees, which may vary from company to company for reasons unrelated to operating performance.

"Pre-Tax Unlevered Free Cash Flow" means (i) net cash provided from operating activities from continuing operations before: cash paid for interest expense; call premium paid on retirement of debt; premium received on issuance of debt; cash paid for income taxes, net of refunds; cash paid for restructuring charges; and cash paid for management and consulting fees, (ii) less property additions. "Pre-Tax Unlevered Free Cash Flow Conversion" is defined as Pre-Tax Unlevered Free Cash Flow as a percentage of Adjusted EBITDA for the applicable period.

Pre-Tax Unlevered Free Cash Flow has limitations as an analytical tool and should not be considered in isolation or as a substitute for analyzing our results as reported under GAAP. Some of these limitations are:

- Pre-Tax Unlevered Free Cash Flow does not reflect cash payments to service interest, make principal payments on our debt or make payments for other financing activities;

- Pre-Tax Unlevered Free Cash Flow does not reflect cash payments for taxes;

- Pre-Tax Unlevered Free Cash Flow does not reflect cash payments for restructuring charges or management and consulting fees; and

- Other companies in our industries may calculate Pre-Tax Unlevered Free Cash Flow differently, limiting is usefulness as a comparative measure.

The following table reconciles net cash provided from operating activities from continuing operations, which we consider to be the most directly comparable GAAP measure, to Pre-Tax Unlevered Free Cash Flow using data derived from our audited consolidated financial statements for the periods indicated:

(In millions)	Year Ended December 31,				
	2013	2012	2011	2010	2009
Net Cash Provided from Operating Activities from Continuing Operations	$208	$104	$ 74	$ 38	$ 2
Cash paid for interest expense	232	233	244	261	294
Call premium paid on retirement of debt	—	43	—	—	—
Premium received on issuance of debt	—	(3)	—	—	—
Cash paid for income taxes, net of refunds	9	9	12	13	1
Cash paid for restructuring charges	9	15	6	3	16
Cash paid for management and consulting fees(a)	7	7	8	8	8
Property additions	(39)	(44)	(52)	(48)	(27)
Pre-Tax Unlevered Free Cash Flow	$426	$364	$292	$275	$294
Pre-Tax Unlevered Free Cash Flow Conversion	95%	88%	74%	78%	84%

(a) Represents the amounts paid to certain of our Equity Sponsors under the consulting agreements described in "Certain Relationships and Related Party Transactions—Consulting Agreements."

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